EXHIBIT 12

OWENS-ILLINOIS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

		Six months ended June 30,
		2015	2014

Earnings from continuing operations before income taxes		$162	$313
Less:	Equity earnings	(29)	(35)
Add:	Total fixed charges deducted from earnings	126	112
	Dividends received from equity investees	33	33

	Earnings available for payment of fixed charges	$292	$423

Fixed charges

	Interest expense	$124	$111
	Portion of operating lease rental deemed to be interest	2	1

	Total fixed charges deducted from earnings and fixed charges	$126	$112

Ratio of earnings to fixed charges		2.3	3.8